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                                                                     EXHIBIT 2


                     [HOUSING PROGRAMS LIMITED LETTERHEAD]



July 20, 1998


RE:  HOUSING PROGRAMS LIMITED ("HPGL")


Dear Investor:

      Several limited partners have called or written to tell us that they have received an unsolicited tender offer from Bond Purchase LLC to buy their interests in HPGL for $100 per $5,000 unit. The buyers represent that these purchases would be for investment purposes only.

      The General partners are unable to value the interests because of a lack of market for them, and therefore cannot comment on the fairness of Bond Purchase LLC's tender offer. Limited Partners should be aware that a sale of their interests in HPGL will have tax consequences and should be evaluated in consultation with each Limited Partner's own tax advisor.

      In addition, the General Partners of HPGL expect to solicit the consent of the Limited Partners to a proposed transaction pursuant to which several of the properties in which HPGL has invested will be sold to a real estate investment trust (the "REIT") to be organized by affiliates of the General Partners of HPGL. Proxy materials have not yet been filed with the Securities and Exchange Commission and solicitation of consents is not expected to commence until the third quarter of 1998. If the REIT transaction is consummated, limited partners would receive distributions according to their interests in the Partnership. It should be noted that the REIT transaction will be subject to a number of conditions in addition to approval by limited partners of HPGL, including completion of a proposed private placement of shares of the REIT. Accordingly, there can be no assurance that the proposed purchases by the REIT of the HPGL property interests will be consummated or that, if consummated, will be on the currently proposed terms.

      Most of the limited partners have negative capital account balances with respect to their interests in HPGL. Our accountants tell us that, on average, the negative capital account balance for a $5,000 investor at the end of December 1997 was approximately $7,495. This means that an investor who sold his or her unit on December 31, 1997 would recognize gain from the sale of his or her HPGL unit in an amount equal to approximately $7,595 (the $100 sales price plus the $7,495 negative capital account balance). This gain would be "passive" and would be offset by passive losses which such investor may have from HPGL (suspended from prior years) or other sources. Unless a limited partner has suspended or current losses available, a substantial portion of the gain would still be subject to tax liability.

      PLEASE CONSULT WITH YOUR TAX ADVISOR ABOUT THE IMPACT OF SUCH A SALE ON YOUR OWN PARTICULAR SITUATION.
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HPGL


      The General Partners urge each investor to carefully consider the foregoing information before tendering his or her units to the offeror. Although the offer letter states that an investor cannot withdraw units which may already have been tendered, you should consult with your attorney to determine if this requirement is enforceable should you wish to reconsider your decision to tender.


                                   Sincerely,

                     National Partnership Investments Corp.



/s/ CHARLES H. BOXENBAUM                          /s/ BRUCE E. NELSON
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Charles H. Boxenbaum                              Bruce E. Nelson
Chairman of the Board                             President